UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                FORM 10-SB/A

                              Amendment  No. 2

                       GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                         WAYNE ACQUISITION CORPORATION
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)

                    Delaware                     30-0008912
          ---------------------------    -------------------------
         (State or other jurisdiction of    (I.R.S. Employer
         incorporation or organization)          Identification No.)

                 38 Fox Run Road, Monroe, Connecticut  06468
        ------------------------------------------------------------
        (Address of principal executive officers, including Zip Code)

                               (203) 261-5698
                        -------------------------------
                          (Issuer's Telephone Number)

         Securities to be registered under Section 12(b) of the Act:
          ----------------------------------------------------------
                                   None

         Securities to be registered under Section 12(g) of the Act:
         -----------------------------------------------------------
                  Common Stock, $.0001 Par Value Per Share
                              (Title of Class)


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                               TABLE OF CONTENTS


                                                                       Page
                                                                       ----
                                    PART I


ITEM 1.   Description of Business......................................    3

ITEM 2.   Plan of Operation............................................   10

ITEM 3.   Description of Property......................................   21

ITEM 4.   Security Ownership of Certain Beneficial Owners and
          Management...................................................   21

ITEM 5.   Directors, Executive Officers, Promoters and
          Control Persons..............................................   22

ITEM 6.   Executive Compensation.......................................   27

ITEM 7.   Certain Relationship and Related Transactions................   27

ITEM 8.   Description of Securities....................................   28


                                     PART II

ITEM 1.   Market Price of And Dividends on the Registrant's
          Common Equity and Related Stockholder Matters.................  30

ITEM 2.   Legal Proceedings.............................................  32

ITEM 3.   Changes in and Disagreements with Accountants.................  32

ITEM 4.   Recent Sales of Unregistered Securities.......................  32

ITEM 5.  Indemnification of Directors and Officers......................  33


                                    PART F/S

ITEM 1.  Financial Statements and Exhibits..............................  33


SIGNATURE


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                                    PART I


ITEM 1. DESCRIPTION OF BUSINESS.

    Wayne Acquisition Corporation (the "Company") was incorporated on
January 2, 2002 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, without limitation, selected mergers and acquisitions. Pursuant to its Certificate of Incorporation, the Company is authorized to issue 80,000,000 shares of common stock at $.0001 par value and 20,000,000 shares of preferred shares at $.0001 par value. Holders of common stock shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The preferred stock may be divided into series of classes by the Board of Directors. As of the date of the filing of this registration statement, there are 5,000,000 shares of common stock and no shares of preferred stock issued and outstanding.

    The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholder and filing this registration statement. As such, the Company can be defined as a "blank check" or "shell" company, whose sole purpose at this time is to locate and negotiate with a business entity for the combination of that target company with the Company. The combination will normally take the form of a merger, stock-for-stock exchange, or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or
Section 368 of the Internal Revenue Code of 1986, as amended. No assurances can be given that the Company will be successful in locating or negotiating with any target company.

    The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company with a class of registered securities under the Securities Exchange Act of 1934, as amended ("the Exchange Act"). At this time, neither Gary G. Huang (as sole director, officer and the sole beneficial shareholder of the Company) nor any of his affiliates or associates have had any preliminary contact or discussions with, and there are no present plans, proposals or arrangements or understandings with, any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction as contemplated in this registration statement.

     Mr. Huang was not the original incorporator of the Company. Mr. Huang retained the services of a non-affiliated third party incorporating agent to incorporate the Company in the State of Delaware. Subsequent to incorporation, Mr. Huang was elected as initial director of the Company by written action of incorporator of the Company. Mr. Huang has served as the sole director, president, and secretary of the Company since its inception.

    The proposed business activities described herein classify the Company as a "blank check" company. The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies. The Companywill not issue or sell additional shares or make any efforts to cause a market to develop in the

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Company's securities until such time as the Company has successfully implemented its business plan and it is no longer classified as a blank check company. Furthermore, Mr. Huang has no plans to sell any shares he beneficially owns, including the Company, to third parties. Newfield Capital Inc., the sole shareholder of the Company, has executed and delivered an agreement affirming that it will not sell any of the Company's common stock shares it owns to anyone except in connection with or following completion of a merger, acquisition or other transaction of or by the Company meeting the definition of a business combination as defined in this registration statement or otherwise complying with the purposes of the Company as set out in this registration statement. Consequently, the Company anticipates that it will initially be able to participate in only one business opportunity, due primarily to our limited capital. The resulting lack of diversification should be considered a substantial risk, as we will not be able to offset potential losses from one venture against gains from another.

    Mr. Huang has no plan to sell any shares of Newfield Capital to third parties. Mr. Huang or any of the companies directly or indirectly owned by Mr. Huang, including Newfield Capital, has not entered into any other arrangements, agreements (including derivative agreements), contracts that give or will give anyone else an interest in the Company. Mr. Huang has not used the shares of the Company to secure a loan.

ASPECTS OF A REPORTING COMPANY

    There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

     o    increased visibility in the financial community;
     o availability of information required under Rule 144 for trading of eligible securities;
     o compliance with a requirement for admission to quotation on the OTC Bulletin Board maintained by NASD;
     o    easier borrowing from financial institutions;
     o    improved trading efficiency and shareholder liquidity;
     o    greater ease in subsequently raising of capital;
     o compensation of key employees through stock options for which there may be a market valuation; and
     o    enhanced corporate image.

    There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

     o    requirement for audited financial statements;
     o required publication of otherwise confidential corporate information;
     o required filings of periodic and episodic reports with the Securities and Exchange Commission; and
     o increased rules and regulations governing management, corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

    Certain private companies may find a business combination more attractive than an initial public offering of their securities. Reasons for this may include the following:

     o    inability to obtain underwriter;
     o    possible larger costs, fees and expenses;
     o    possible delays in the public offering process; and
     o    greater dilution of their outstanding securities.

   Certain private companies may find a business combination less attractive than an initial public offering of their securities. Reasons for this may include the following:

     o    no investment capital raised through a business combination; and
     o    no underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

    A business entity, if any, which may be interested in a business combination with the Company may include the following:

     o a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
     o a company which is unable to find an underwriter for its securities or is unable to find an underwriter of securities on terms acceptable to it;
     o a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
     o a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;
     o a foreign company which may wish an initial entry into the United States securities market;
     o a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan; or
     o a company seeking one or more of the other perceived benefits of becoming a public company.

     A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors. No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

     The Company is voluntarily filing this registration statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. The Company will continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of the Company. Since a benefit of a business combination with the Company would normally be considered its status as a reporting company, it is anticipated that the Company will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

     Gary G. Huang is the sole officer and director of the Company, and the sole shareholder of Newfield Capital, Inc. ("Newfield Capital"), the sole shareholder of the Company. The Company has no employees nor are there any persons other than Mr. Huang who may devote any of their time to its affairs. Mr. Huang will not begin any services for the Company until after the effective date of this registration statement. All references herein to management of the Company are to Mr. Huang. The inability at any time of Mr. Huang to devote sufficient attention to the Company could have a material adverse impact on its operations.

GLOSSARY

"Blank Check" Company.            As used herein, a "blank check" company is
                                  a development stage company that has no
                                  specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Business Combination.             Normally a merger, stock-for-stock exchange
                                  or stock-for-assets exchange between a
                                  target company and the Registrant or the shareholder of the Registrant.

Exchange Act.                     The Securities Exchange Act of 1934, as
                                  amended.

Securities Act.                   The Securities Act of 1933, as amended.



RISK FACTORS

      The Company's business is subject to numerous risk factors. he principal risk factors are set forth below.

      THE COMPANY HAS NO OPERATING HISTORY NOR REVENUE, AND MINIMAL ASSETS,
AND OPERATES AT A LOSS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. See PART F/S: "FINANCIAL STATEMENTS." Newfield Capital, the sole shareholder of the Company, has agreed to pay all expenses incurred by the Company until a business combination is effected, without repayment. There is no assurance that the Company will ever be profitable.

      THE COMPANY HAS ONLY ONE DIRECTOR AND OFFICER. The sole officer of the Company is Gary G. Huang, who is also its sole shareholder, director and officer of Newfield Capital, the sole shareholder of the Company. Because management consists of only one person, the Company does not benefit from multiple judgments that a greater number of directors or officers would provide, and the Company will rely completely on the judgment of its one officer and director when selecting a target company. Mr. Huang anticipates devoting only a limited amount of time per month to the business of the Company and does not anticipate commencing any services until after the effective date of the registration statement. Mr. Huang has not entered into a written employment agreement with the Company and he is not expected to do so. The Company has not obtained key man life insurance on Mr. Huang. The loss of the services of Mr. Huang would adversely affect development of the Company's business and its likelihood of continuing operations.

     CONFLICTS OF INTEREST. Mr. Huang, the Company's sole officer and director, participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. The Company has adopted a policy that it will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. The terms of a business combination may include such terms as Mr. Huang remaining a director or officer of the Company. The terms of a business combination may provide for a payment by a target company in cash or otherwise to Newfield Capital for the purchase or retirement of all or part of their common stock of the Company or for services rendered to the target company, if requested by a target company, incident to or following a business combination. The services may include providing assistance to the target company (i) in preparation of the share exchange agreement or merger and reorganization agreement, (ii) in preparation and filing of Current Reports on Form 8-K, Quarterly Reports on Form 10-QSB or Annual Report on Form 10-KSB, as required to be filed by the successor company under the Exchange Act, (iii) in search for market makers to sponsor the new combined operating company to file Form 211 with the NASD Regulation, Inc. for listing on the OTC Bulletin Board, and (iv) in preparation of other documents that needed to make an orderly transfer of the control of the Company. See ITEM 2: "PLAN OF OPERATION - General Business Plan." Mr. Huang would directly benefit from such employment or payment from the target company. Such benefits may influence Mr. Huang's choice of a target company. Newfield Capital or Mr. Huang will not receive any payments or reimbursements from the Company for services provided to the Company. The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company (of which there is currently only one) for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."

    THE PROPOSED OPERATIONS OF THE COMPANY ARE SPECULATIVE. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. In the event the Company completes a business combination, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control. There is no assurance that the Company can identify a target company and consummate a business combination.

    PURCHASE OF PENNY STOCKS CAN BE RISKY. The Securities and Exchange Commission has adopted a number of rules to regulate "penny stock". Such rulers include Rule 3a51-1, and Rules 15g-1 through 15g-9 under the Securities Exchange Act of 1934. Because in the event that a public market develops for the Company's securities following a business combination, such securities may be classified as a penny stock as defined in Rule 3a51-1 of the Securities Exchange Act of 1934, the rules would apply to the Company and to its securities. The term "penny stock" general refers to low-priced, below $5.00 per share, speculative securities of very small companies. All penny stocks trade in the OTC Bulletin Board or the Pink Sheets, but not on national exchanges, such as the New York Stock Exchanges, or the Nasdaq Stock Market. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

     THERE IS A SCARCITY OF, AND COMPETITION FOR, BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, and acquisitions of, business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

      THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION OR OTHER TRANSACTION AND NO MINIMUM REQUIREMENTS FOR A BUSINESS COMBINATION. Currently the Company does not have any arrangement, agreement or understanding with respect to engaging in a business combination with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been identified for a target company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target

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company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company.

     REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to the requirements of Section 13 of the Exchange Act, the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable, and the Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to the Company at the time of effecting a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for the Company.

    LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

    REGULATION UNDER INVESTMENT COMPANY ACT.   In the event the Company
engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. Passive investment interests, as used in the Investment Company Act, essentially means investments held by entities which do not provide management or consulting services or are not involved in the business whose securities are held. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act could subject the Company to material adverse consequences.

     PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of any such business combination agreement, Newfield Capital, Inc., the sole shareholder of the Company, may agree to sell or transfer all or a portion of the Company's common stock to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

    ADDITIONAL RISKS RELATING TO DOING BUSINESS IN A FOREIGN COUNTRY. The Company may effectuate a business combination with a merger target whose business operations or even headquarters, place of formation or primary place of business are located outside the United States. In such event, the Company may face the significant additional risks associated with doing business in that country. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers that may make it difficult to evaluate such a merger target, ongoing business risks result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability that may be exacerbated in various foreign countries.

     POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the Company's common stock may increase or decrease, perhaps significantly.

     TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. There can be no assurance that a business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.


ITEM 2. PLAN OF OPERATION

MANAGEMENT OF THE COMPANY

     The Company has no full time employees. Gary G. Huang is the sole officer of the Company, and its sole director. Mr. Huang is also the sole shareholder of Newfield Capital, Inc., the sole shareholder of the Company. Mr. Huang, as president of the Company, has agreed to allocate a limited portion of his time to the activities of the Company after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Huang and potential demands of the Company's activities. The amount of time spent by Mr. Huang on the activities of the Company is not predictable. Such time may

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vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict the amount of time Mr. Huang will actually be required to spend to review a suitable target company. Mr. Huang estimates that the business plan of the Company can be implemented by devoting approximately 10 to 25 hours per month over the course of several months, but such figure cannot be stated with precision. Mr. Huang will not perform any services on behalf of the Company until after the effective date of the registration statement.

GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, combine with a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company has no particular business combination in mind and has not entered into any negotiations regarding such a combination. Neither the Company's officer and director nor any promoter and affiliate has engaged in any negotiations with any representatives of the owners of any business or company regarding the possibility of a merger or stock exchange between the Company and such other company.

     The Company will not restrict its search to any specific business, industry, or geographical location, and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company (of which there is currently only one) because it will not permit the Company to offset potential losses from one venture against gains from another.

    The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

     The Company has entered into a services agreement with Newfield Capital to supervise the search for target companies as potential candidates for a business combination. Newfield Capital is the sole shareholder of the Company. Gary G. Huang, who is the sole officer and director of the Company, is the sole officer and director, and the sole shareholder of Newfield Capital.

     Newfield Capital is a business consulting firm located in Monroe, Connecticut. As the sole shareholder of the Company, Newfield Capital has provided the Company with the initial capitalization of $500 in consideration for issuance of 5,000,000 shares of the Company's common stock at a par value of $.0001. In addition to the initial capitalization, the Company has entered a services agreement with Newfield Capital. Under the terms of the agreement, Newfield Capital agreed (i) to assist the Company in the preparation and filing with the Securities and Exchange Commission of a registration statement on Form 10-SB for the common stock of the Company; (ii) to assist the Company in the location and review of potential target companies for a business combination and the introduction of potential candidates to the Company; (iii) to assist

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the Company in the preparation and filing with the Securities and Exchange
Commission of all required filings under the Securities Exchange Act of 1934 until the Company enters into a business combination; and (iv) the Company may use the business offices of Newfield Capital as its office address without any rent payments until the Company enters into a business combination; Newfield Capital also agreed to pay on behalf of the Company all corporate, organizational and other costs incurred or accrued by the Company until effectiveness of a business combination without repayment. This agreement will continue until such time as the Company has effected a business combination.

    Newfield Capital may only locate potential target companies for the Company and is not authorized to enter into any agreement with a potential target company binding the Company. The services agreement between the Company and Newfield Capital is not exclusive and Newfield Capital has entered into in a total of five identical agreements with each of Hampton Acquisition Corp., Hopewell Acquisition Corp., Newfield Acquisition Corp., Thompson Acquisition Corp., and the Company. All those companies are blank check companies beneficially owned by Mr. Huang. If requested by a potential target company, Newfield Capital may provide assistance to the target company (i) in preparation of the share exchange agreement or merger and reorganization agreement, (ii)in preparation and filing of Current Reports on Form 8-K, Quarterly Reports on Form 10-QSB or Annual Report on Form 10-KSB, as required to be filed by the successor company under the Exchange Act, (iii) in search for market makers to sponsor the new combined operating company to file Form 211 with the NASD Regulation, Inc. for listing on the OTC Bulletin Board, and (iv) in preparation of other documents that needed to make an orderly transfer of the control of the Company. Newfield Capital may receive payment for such assistance from the target company. In such event, it may be deemed to involve a conflict of interest, which would be disclosed by the Company in all appropriate filings and reports with the Securities and Exchange Commission.

    Newfield Capital is not a registered broker-dealer, and neither Mr. Huang nor Newfield Capital is currently affiliated with any registered broker-dealers. Neither Mr. Huang nor Newfield Capital has ever been affiliated with any broker-dealers.

     Mr. Gary G. Huang, the sole director and officer of the Company, in any capacity, including as the principal of Newfield Capital, has not had any preliminary contact or discussions with and there are no present plans, proposals, arrangements or understandings to provide assistance to any potential target companies. Also, Mr. Huang, in any capacity, including as the principal of Newfield Capital, has not had any preliminary contact or discussions with, and there are no present plans, proposals, arrangements or understandings with, any representatives of the owners of any business or company regarding the possibility of a acquisition or merger transaction contemplated in this registration statement. The Company cannot give any assurance that it will be successful in locating or negotiating with any target company.

    Management of the Company has limited experience in managing companies similar to the Company, and management intends to rely substantially on consultants and outsider advisors for accomplishing the business purpose of the Company. Newfield Capital anticipates that it will enter into agreements with non-affiliated third party consultants to assist it in locating a target

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company.  Payment will be made to those consultants if a successful acquisition or merger occurs because of their efforts.  Such payment may consist of cash or stock in the surviving entity or a combination of both.  Although the
Company or Newfield Capital has not established any criteria or limits for the determination of a finder's fee, it will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based on a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. If the finder's fee is paid in the form of common stock, the Board of Directors will approve this issuance. If the finder's fee is in the form of cash, the payment will have to be tendered by the acquisition or merger candidate because Newfield Capital has insufficient cash available. Most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finder's fee would only be payable upon completion of the proposed merger or acquisition in the normal case, and management does not contemplate any other arrangement at this time. Management has not undertaken a search or retention of any finder's fee arrangement with any person. Accordingly, the Company is unable to predict whether, in what amount, or the form of the payment, might be made. No fees of any kind will be paid to the promoters and management of the Company or to their associates or affiliates by the
Company.   Newfield Capital is solely responsible for the costs and expenses of its activities in seeking a potential target company, including any agreements with consultants, and the Company has no obligation to pay any costs incurred or negotiated by Newfield Capital.

     None of Mr. Huang, the Company's or Newfield Capital's officers, directors, promoters, affiliates, or associates have had any preliminarily contact, agreements or understandings with any consultant to provide services or with companies that are searching for blank check companies with which to merge, and none of Mr. Huang, the Company, and Newfield Capital or their officers, directors, promoters, affiliates, or associates have had any arrangement or agreements that will pay anyone else for marketing or identifying potential buyers of the shares of the Company or any companies that will be merged with the Company. Neither the Company nor Newfield Capital intends to have any such contact or relationship until after the effective date of this registration statement and completion of the comment period with the Securities and Exchange Commission. Also, there have not been any contracts or agreements between a consultant and any companies that are searching for blank check companies with which to merge.

     As to date no policy has been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. Although there are no current plans or policy regarding the use of consultants, if Newfield Capital did determine to utilize the services of a consultant in the selection of a target company, such consultant would likely be used to supplement the business experience of management, such as accountants, technical experts, appraisers, attorneys, or others. Generally, in addition to requiring such consultants have all the necessary state and/or federal licenses, Newfield Capital would select a consultant based on the type of target company sought, the form and amount of compensation required by the consultant, the years such consultant had been in business and rate of success in matching target companies with acquiring companies. If a consultant were used, Newfield Capital would expect that any such consultant would provide the Company with a selection of target companies, would provide due diligence assistance for study of the target company, would assist in negotiating the terms of a business combination, and would serve to facilitate the negotiation process. More than one consultant could be used in locating a target company.

   In the past Mr. Huang has not used any particular consultants (or advisors) on a regular basis. It is not anticipated that Mr. Huang will recommend the consultants (or advisors) he has used in the past to be hired by the Company.

    There are no agreements that have been entered into by Mr. Huang, Newfield Capital or any promoters or affiliates and target companies.

     Newfield Capital may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons. If Newfield Capital engages in solicitation, no estimate canbe made as to the number of persons who may be contacted or solicited. To date Newfield Capital has not had any plan to utilize any above-mentioned solicitation methods, and does not anticipate to do so. After the effective date of this registration statement and completion of the comment period with the Securities and Exchange Commission, Newfield Capital expects to rely primarily on referrals from consultants in the business and financial communities for referrals of potential target companies, and to a lesser extent, on its officer's contact with persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. There is no assurance that a target company will be successfully located to recommend for a business combination.

    None of the Company's and Newfield Capital's officers, directors, promoters, affiliates, or associates have had any preliminarily contact, agreements or understandings with any consultant to provide services or with companies that are searching for blank check companies with which to merge. Newfield Capital does not intend to have any such contact or relationship until after the effective date of this registration statement and completion of the comment period with the Securities and Exchange Commission.

     As to date Newfield Capital has no plan to use websites to solicit potential target companies and has no particular websites in mind and has not had any preliminary contact or discussion with and there are no present plans, proposals, arrangements or understanding regarding use any Internet websites to solicit or locate a potential target company. If Newfield Capital did determine to do so, such use would likely be the classified ads posted by non-affiliated third party consultants or venture capitalists on their websites only to advise the financial community of the Company's existence. Neither the Company's and Newfield Capital's officer and director nor any promoters and affiliates control or maintain a website, and nor do they intend to do so in the foreseeable future.

     The selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex. There is no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its stockholders. If the Company does not successfully pursue business opportunities, the costs incurred in the related investigation would not be recoverable, therefore, no return on an investment in the Company will be realized, and there will not, most likely, be a market for the Company's stock.

    The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. What the Company anticipates it will provide to owners of acquisition candidates, however, is a controlling ownership interest in a reporting company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

    The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as: the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

    The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following a Form 8-K to be filed with the Securities and Exchange Commission within 15 days upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-KSB. The Company intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. The acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain the required financial statements would not be considered by the Company to be appropriate for acquisition. If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

    The Exchange Act specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, including filing reports of material events, periodic reports and annual reports with accompanying audited financial statements.

    In the event the Company merges or acquires a business opportunity, the successor company will be subject to the same reporting obligations as the Company under the Exchange Act. This is commonly referred to as a "back door registration." A back door registration occurs when a non-reporting company becomes the successor of a reporting company by merger, consolidation, exchange of securities, acquisition of assets or otherwise. Pursuant to Securities and Exchange Commission regulations, this type of event requires the successor company to provide in a Form 8-K current report the same kind of information that would appear in a registration statement, including audited and pro forma financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate. The Securities and Exchange Commission treats these Form 8-K "back door" filings in the same way it treats Form 10 and Form 10-SB filings. The Securities and Exchange Commission subjects them to its standards of review selection, and they may issue substantive comments on the sufficiency of the disclosures represented. Therefore, if the Company enters into a business combination with a non-reporting company, such non-reporting company will not receive reporting status until the Securities and Exchange Commission has determined that it will not review the 8-K filing or all of the comments have been cleared by the staff.

    If a prospective merger candidate did not have available and was unable to reasonably obtain the required audited financial statements, in the event of consummation of a business combination with such a company, it will prevent the securities of the Company from becoming eligible listing on the OTC Bulletin Board, as well as exposed the Company to enforcement actions by the Securities and Exchange Commission and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs are likely to have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

    The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

    There are no present plans, proposals, arrangements or understandings to offer the shares of the post-merger companies to third parties if any mergers occur, and there is no a marketing plan to distribute the shares of the post-merger companies to third parties. Neither Mr. Huang, Newfield Capital nor its officers, directors, promoters, affiliates, or associates have had any preliminarily contact, agreements or understandings with anyone to help sell these shares.

    Following a business combination, the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, Newfield Capital may assist it to find one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

    A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

    To date, Newfield Capital, as the sole shareholder of the Company, have paid in capital and provided additional funds, which have been used to fund the costs necessary to prepare and file this registration statement including the professional fees paid to the Company's independent public accountants, and as a result the Company has operated at a loss to date. The Company will, in all likelihood, continue to depend on funding from Newfield Capital for its general and administrative expenses without generating any revenues. Newfield Capital has agreed to pay all expenses of the Company until such time as a business is effected without repayment. In the event that Newfield Capital is unable to pay all expenses of the Company prior to the effectuation of a business combination, management of the Company may cease operations and a business combination may not occur.

TERMS OF A BUSINESS COMBINATION

    In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholder of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the business combination, resign and be replaced by one or more new officers and directors. It is not anticipated that the payment of compensation to, or continued employment of, Mr. Gary G. Huang (the Company's sole director and officer), will be a selection criterion for a target company.

    It is anticipated that any securities issued in any such business combination would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     The Securities and Exchange Commission has issued an interpretive letter to the NASD Regulation, Inc. (dated January 21, 2000, from Mr. Richard Wulff, Office of Small Business Operations of the Securities and Exchange Commission to Mr. Ken Worm, OTC Compliance Unit of NASD Regulation, Inc.) which states in part that both before and after a business combination or transaction with an operating entity or other person, the promoters or affiliates of a blank check company, as well as their transferees, would act as "underwriters" under the Securities Act of 1933 when reselling the securities of a blank check company. The letter also states that those securities can only be resold through a registered offering. Rule 144 would not be available for those resale transactions involving the blank check companies despite technical compliance with the requirements of that Rule. This requirement, however, may not apply to transactions not involving the blank check company's promoters, affiliates or their transferees.

    While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby will attempt to structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

    With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholder will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders (of which there is currently only one) at such time.

    The Company will participate in a business combination only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

    Newfield Capital will pay all expenses in regard to its search for a suitable target company. The Company does not anticipate expending funds itself for locating a target company. Gary G. Huang, the sole officer and director of the Company, will provide his services after the effective date of this registration statement without charge or repayment by the Company. The Company will not borrow any funds to make any payments to the Company's management, its affiliates or associates.

    It is expected that neither Newfield Capital nor Mr. Huang will receive any sort of finder's fee or other acquisition related compensation from the Company. However, in addition to the purchase price for any shares sold by Newfield Capital or Mr. Huang to the target company as part of an acquisition of the Company by the target company, Newfield Capital or Mr. Huang may receive payments, either in cash or stock, from the target company for services provided to it, if the target company requests Newfield Capital or Mr. Huang to provide such services. The services may include providing assistance to the target company (i) in preparation of the share exchange agreement or merger and reorganization agreement, (ii) in preparation and filing of Current Reports on Form 8-K, Quarterly Reports on Form 10-QSB or Annual Report on Form 10-KSB, as required to be filed by the successor company under the Exchange Act, (iii) in search for market makers to sponsor the new combined operating company to file Form 211 with the NASD Regulation, Inc. for listing on the OTC Bulletin Board, and (iv) in preparation of other documents that needed to make an orderly transfer of the control of the Company. Other than Newfield Capital, no companies that are directly or indirectly owned by Mr. Huang are anticipated to provide assistance to the potential target companies that seeks to merge with the Company.

     Mr. Huang will not receive any compensation, either directly or indirectly, from the Company or from any other blank check companies that Mr. Huang owns. However, he may receive benefits as a beneficial shareholder of the Company upon a merger or acquisition, and as the officer and director and the sole shareholder of Newfield Capital.

     As the sole shareholder of Newfield Capital, the sole shareholder of the Company, Mr. Huang may receive payment from a target company by cash or restricted common stock for the sale or retirement of all or part of its common stock so to provide the target company with all or majority control, usually amount to between 2% to 15% of the outstanding shares of the surviving company. In this event, such compensation may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest. Mr. Huang will use his best efforts to resolve equitably any conflicts that might result during negotiations for an acquisition or merger.

     If requested by a potential target company, Newfield Capital (and only Newfield Capital, no any other companies that directly or indirectly owned by Mr. Huang) may provide assistance to a potential target company. As a service provider, Newfield Capital may receive payment from the target company for services provided, ranging from a small amount to as much as $100,000, depending on the kinds of services Newfield Capital provides, and it is expected to be comparable to consideration normally paid in like transactions. It is anticipated that the payment would be mostly paid in cash or promissory note or a combination of both. After deduction of legal, accounting and other related expenses, it is not unusual for a portion of these fees to be paid to Mr. Huang for his services. However, such fees cannot be determined at this time as the magnitude of the services has not been established, and is not likely to be established until the time of a merger or an acquisition if at all. None of the Company's and Newfield Capital's officers, directors, promoters, affiliates, or associates have had any preliminarily contact, agreements or understandings with any consultant to provide services or with companies that are searching for blank check companies with which to merge. Newfield Capital does not intend to have any such contact or relationship until after the effective date of this registration statement and completion of the comment period with the Securities and Exchange Commission. Accordingly, neither Newfield Capital nor Mr. Huang is able to determine at this time whether the target company will request the services from Newfield Capital or Mr. Huang, and neither Newfield Capital nor Mr. Huang is able to determine the amount of such service fees will be paid at this time, but is expected to be comparable to consideration normally paid in like transactions.

    The Board of Directors of the Company has passed a resolution which contains a policy that the Company will not seek a business combination with any entity in which the Company's officer, director, shareholder or any affiliate or associate serves as an officer or director or holds any ownership interest. As drafted, the resolution does not provide for circumstances under which this policy may be changed.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

    As part of a business combination agreement, the Company intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act, (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

    A prospective target company should be aware that the market price and trading volume of the Company's securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. The Company does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in the Company's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in the Company's securities, which may result in a significant pressure on their market price. The Company may consider the ability and commitment of a target company to actively encourage interest in the Company's securities following a business combination in deciding whether to enter into a transaction with such company.

    A business combination with the Company separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with the Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. The Company may require assurances from the target company that it has, or that it has a reasonable belief that it will have, sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

    Prior to completion of a business combination, the Company will generally require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.


ITEM 3. DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of Newfield Capital, Inc. at no cost to the Company. Newfield Capital, Inc. is the sole shareholder of the Company, and it has agreed to continue this arrangement until the Company completes a business combination. ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth, as of the date of the filing of this registration statement on Form 10-SB/A, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually, and all directors and officers of the Company
(of which there is only one) as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown:

     Name and Address          Amount of Beneficial     Percentage
    of Beneficial Owner             Ownership            of Class
  ------------------------     ------------------     ---------------
    Gary G. Huang (1)              5,000,000                100%
    38 Fox Run Road
    Monroe, CT 06468

    All Executive Officers         5,000,000                100%
   and Directors as a Group (1 person)
  ------------------------------------------------------------------
    (1) As the sole shareholder, sole director and officer of Newfield Capital, Inc., Mr. Huang is deemed to be the beneficial ownership of the 5,000,000 shares of Common Stock of the Company owned by Newfield Capital, Inc.

    The Company currently has no non-voting securities or other securities outstanding, and there are no contracts or other arrangements that could result in a change of control of the Company.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

    The Company has one director and one officer as follows:

            Name          Age         Positions and Offices Held
    ------------------  -------    -----------------------------------
      Gary G. Huang       46       President, Secretary, and Director

    Gary G. Huang has served as the director, president, and secretary of the Company since its inception, and will serve on the board until the next annual meeting of the shareholders of the Company or until a successor is elected. There are no agreements or understandings for the officer and director to resign at the request of another person, and the above-named officer and director is not acting on behalf of, nor will act at the direction of, any other person.

    Set forth below is the name of the sole director and officer of the Company, all positions and offices with the Company held, the period during which he has served as such, and his business experience during at least the last five years:

    Gary G. Huang has served as the director, president and secretary of the Company since its inception. A graduate of Yale University (M.A.in economics, 1987) and the University of New Haven (M.B.A. in finance, 1992), Mr. Huang was secretary (from January 1997 to July 2001), a director (from October 1998 to July 2001) and treasurer (from March 2000 to July 2001) of Lotus Pacific, Inc., a New Jersey based telecommunications company traded on the OTC Bulletin
Board. Prior to joining Lotus Pacific, Inc., from January 1996 to January 1997, Mr.Huang was an accountant and financial analyst for Rightiming Electronics Corp., a consumer electronics company in New Jersey. From September 2001 to present, Mr. Huang is acting financial controller of Sen Hong Resources Holdings

Ltd., a Hong Kong company whose primary business is to explore and produce crude oil in South Sumatra, Indonesia. Since the inception of Newfield Capital, Inc. in January 2002, Mr. Huang has been its sole officer and the director. Newfield Capital, Inc., a business consulting firm, is the sole shareholder of the Company. Mr. Huang has not involved in any legal proceedings as described in
Item 401 of Regulation S-B.

PRIOR BLANK CHECK INVOLVEMENT

     Management of the Company, including Mr. Huang, (or persons engaged in management-type activities) and their promoters have not been involved in developing blank check and shell companies for sale to or acquisition by target companies in the past.

RECENT BLANK CHECK COMPANIES

     Management of the Company and its promoters are currently involved with five blank check companies, including the Company, as described below. Management of the Company and its promoters are considering potential involvement with or the creation additional companies for similar purposes.
The initial business purpose of each of those five companies, including the Company, and any of the other companies, will be to engage in a business combination with an unidentified company or companies and each were or will be classified as a blank check company until completion of a business combination. Each of those five blank check companies with which Mr. Huang, management of the Company and their promoters is or has been involved, including the Company, has filed a registration statement on Form 10-SB with the Securities and Exchange Commission in order to become a reporting company under the Exchange Act.

    The following table summarized certain information to date concerning all five blank check companies (including the Company) with which Mr. Huang, the management and their promoters have been involved which filed a registration statement on Form 10-SB under the Exchange Act. In most instances a business combination will be undertaken with one of these companies, it is required to file a Current Report on Form 8-K within 15 days following the business combination describing the transaction.

                                                      Initial        SEC
          Company Name          Registration Form    Filing Date  File Number  Status (3)
-----------------------------   ----------------- --------------  ----------- ----------
Newfield Acquisition Corp.(1)   Form 10-SB (2)     March 13, 2002    0-49862    N/A
Hampton Acquisition Corp.(1)    Form 10-SB (2)     March 13, 2002    0-49683    N/A
Hopewell Acquisition Corp.(1)   Form 10-SB (2)     March 13, 2002    0-49684    N/A
Thompson Acquisition Corp.(1)   Form 10-SB (2)     March 13, 2002    0-49681    N/A
Wayne Acquisition Corp.(1)      Form 10-SB (2)     March 12, 2002    0-49678    N/A
---------------------------------------------------------------

NOTES:

(1) A Delaware corporation. Mr. Gary G. Huang is the sole officer, director and the sole beneficial shareholder.

    Mr. Huang owns 100% of capital stock of Newfield Capital, Inc., and Newfield Capital, Inc. owns 100% of each of the above-mentioned blank check companies, i.e., Hampton Acquisition Corp., Hopewell Acquisition Corp., Newfield Acquisition Corp., Thompson Acquisition Corp., and Wayne Acquisition Corp. Other than as described above, Mr. Huang does not own any interest in any business entities or companies.

(2) The registration statements on Form 10-SB is automatically effective 60 days after filing with the Securities and Exchange Commission.

(3) The term "N/A" indicates that the company referenced has not entered into an agreement for a business combination.

    Other than as described herein, Mr. Huang and the Management of the Company and their promoters are not affiliated with any other blank check companies.

TRANSACTIONS BY BLANK CHECK COMPANIES

None.

CONFLICTS OF INTEREST

    Gary G. Huang, the sole officer and director of the Company, expects to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. In addition, insofar as Mr. Huang is engaged in other business activities, he may devote only a portion of his time to the Company's affairs. Furthermore, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present certain business opportunities to such corporation. As a result of multiple business affiliations, Mr. Huang may have similar legal obligations to present certain business opportunities to multiple entities. There can be no assurance that any of the foregoing conflicts will be resolved in favor of the Company.

    A conflict may arise in the event that another blank check company with which Mr. Huang is affiliated also actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. However, Mr. Huang's beneficial and economic interest in all blank check companies with which he is currently involved will be identical.

     As the sole beneficial shareholder of the Company, Gary G. Huang will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to Mr. Huang. Currently Mr. Huang is acting financial controller of Sen Hong Resources Holdings Ltd, a Hong Kong company whose primary business is to explore and produce crude oil in South Sumatra, Indonesia, and he is the sole officer and director of Newfield Capital, a Connecticut business consulting firm. As such, demands may be placed on the time of Mr. Huang which will detract from the amount of time he is able to devote to the Company. Mr. Huang intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Huang would not attend to other matters prior to those of the Company. Mr. Huang estimates that the business plan of the Company can be implemented in theory by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

    Gary G. Huang is the president, director and sole shareholder of Newfield Capital, a Connecticut corporation, which is the sole shareholder of the Company. At the time of a business combination, some or all of the shares of common stock owned by Newfield Capital, may be purchased by the target company or retired by the Company. The amount of common stock which may be sold or continued to be owned by Newfield Capital can not be determined at this time.

    The terms of a business combination may include such terms as Mr. Huang remaining as a director or officer of the Company, and /or may provide for a payment by cash or otherwise to Newfield Capital, Inc. for the purchase or retirement of all or part of its common stock of the Company owned by it by a target company or for services rendered incident to or following a business combination. Mr. Huang would directly benefit from such employment or payment from the target company. Such benefits may influence Mr. Huang's choice of a target company.

     The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect.

     Management of the Company intends to minimize the potential for conflicts of interests by neither issuing new shares nor promoting a market for the outstanding shares until such time as the Company has acquired an operating business. In this regard, management does not expect that a market for the common shares of the Company will develop until such time as the Company acquires an operating business. However, other than the foregoing, management has no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

INVESTMENT COMPANY ACT OF 1940

     Although the Company will be subject to regulation under the Securities
Act and the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be primarily engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

     Newfield Capital is a business consulting firm that provides corporate services to its affiliated companies. The services may include the following:
(i) providing its affiliated companies with corporate services, (ii) preparation and filing of a registration statement on Form 10-SB and preparation and filing of other necessary reports to keep the Company current with its reporting requirements with the Securities and Exchange Commission, including engaging an independent public accounting firm to audit the financial statements of the Company, (iii) seeking out non-affiliated third parties to assist in the search for target companies as potential candidates for a business combination, and (iv) paying all expenses of the Company until such time as a business combination is effected, without repayment. See "ITEM 2. PLAN OF OPERATION - General Business Plan."

     If requested by a potential target company, Newfield Capital may also provide certain services to the target company. Such services may include providing assistance to the target company (i) in preparation of the share exchange agreement or merger and reorganization agreement, (ii) in preparation and filing of Current Reports on Form 8-K, Quarterly Reports on Form 10-QSB or Annual Report on Form 10-KSB, as required to be filed by the successor company under the Exchange Act, (iii) in search for market makers to sponsor the new combined operating company to file Form 211 with the NASD Regulation, Inc. for listing on the OTC Bulletin Board, and (iv) in preparation of other documents that needed to make an orderly transfer of the control of the Company. See "ITEM 2. PLAN OF OPERATION -General Business Plan."

     As the controlling shareholder of the Company, Newfield Capital may participate in a business opportunity by purchasing, holding or selling the securities of such business. Newfield Capital does not, however, intend to engage primarily in such activities. Specifically, Newfield Capital intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940, as amended, and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

     Section 3(a) of the Investment Act contains the definition of an "investment company," excluding any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (exclusive of government securities and cash items). Additionally, Newfield Capital has fewer than 100 shareholders (of which there are currently only one) and is not making and does not intend to make a public offering of its securities. Management of Newfield Capital believes that Newfield Capital is not deemed to be an investment company by virtue of one of exemptions provided under the Investment Act of 1940, as amended.


ITEM 6. EXECUTIVE COMPENSATION.

    The Company's sole officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, the sole officer and director of the Company anticipates receiving benefits as a beneficial shareholder of the Company, and as the officer and director and sole shareholder of Newfield Capital, Inc. See "ITEM 5. Directors, Executive Officers, Promoters and Control Persons--Conflicts of Interest".

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     At inception, January 2, 2002, the Company issued a total of 5,000,000 shares of common stock to the following person in exchange for $500 in cash:

          Name               Number of Shares       Consideration
-------------------------  --------------------   ------------------
Newfield Capital, Inc.(1)      5,000,000                 $500
38 Fox Run Road
Monroe, CT 06468
---------------------------------------------------------------------

 (1) Gary G. Huang, the sole officer and director of the Company, is the sole shareholder of Newfield Capital, Inc. Mr. Huang is deemed to be the beneficial ownership of the 5,000,000 shares of Common Stock of the Company owned by Newfield Capital, Inc. See ITEM 4 OF PART I. "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

     With respect to the sales made to Newfield Capital, Inc., the Company relied upon an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. See "ITEM 4 OF PART II. RECENT SALES OF UNREGISTERED SECURITIES."

     The Company currently uses the offices of Newfield Capital, Inc., the sole shareholder of the Company, as its principal place of business at no cost to the Company.

      On January 2, 2002, the Company signed an agreement with Newfield Capital, the sole shareholder of the Company. The Agreement calls for Newfield Capital to provide the following services, without reimbursement from the Company, until the Company enters into a business combination, (i) Preparation and filing of required documents with the Securities and

Exchange Commission, (ii) Location and review of potential target companies, and (iii) Payment of all corporate, organizational, and other costs incurred by the Company.


ITEM 8.  DESCRIPTION OF SECURITIES

    The authorized capital stock of the Company consists of 80,000,000 shares of common stock, par value $.0001 per share, of which there are 5,000,000 issued and outstanding and 20,000,000 shares of preferred stock, par value $.0001 per share, of which none have been designated or issued. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the certificate of incorporation and the by-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

    Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

    The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

    The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or otherwise. The Company has no present plans to issue any preferred stock.

DIVIDENDS

     Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

    The Company presently has 5,000,000 shares of Common Stock outstanding, all of which are "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. The Securities and Exchange Commission has issued an interpretive letter to the NASD Regulation, Inc. (dated January 21, 2000, from Mr. Richard Wulff, Office of Small Business Operations of the Securities and Exchange Commission to Mr. Ken Worm, OTC Compliance Unit of NASD Regulation, Inc.) which states in part that both before and after a business combination or transaction with an operating entity or other person, the promoters or affiliates of a blank check company, as well as their transferees, would act as "underwriters" under the Securities Act of 1933 when reselling the securities of a blank check company. The letter also states that those securities can only be resold through a registered offering. Rule 144 would not be available for those resale transactions involving the blank check companies despite technical compliance with the requirements of that Rule. This requirement, however, may not apply to transactions not involving the blank check company's promoters, affiliates or their transferees.

    Following a business combination, the Company may apply for quotation of its securities on the OTC Bulletin Board. In certain cases the Company may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

    To have its securities quoted on the OTC Bulletin Board a company must:

    (1) be a company which is required to file reports with the Securities and Exchange Commission pursuant to Section 13 of the Exchange Act, i.e. an Exchange Act "reporting company;"

    (2) have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

    The OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. In general there is much less liquidity for traded securities on the OTC Bulletin Board than that on the NASDAQ market, and least through quotation by the National
Quotation Bureau, Inc., i.e. on the "pink sheets." It is not possible to predict where, if at all, the securities of the Company will be traded following a business combination.

BLUE SKY CONSIDERATIONS

     Many states, including Connecticut (Newfield Capital, Inc., the sole shareholder of the Company, is a Connecticut company, and Gary G. Huang, the Company's sole beneficial shareholder is also a resident of Connecticut), have enacted statutes or rules that restrict or prohibit the sale of securities of "blank check" companies to residents so long as they remain without specific business plans. To the extent the current sole beneficial shareholder of the Company, or subsequent purchaser from the shareholder, may reside in a state that restricts or prohibits resale of shares in a "blank check" company, the shares may be "restricted" from resale as long as the company is a blank check company. At the date of this registration statement, the Company has no intention to issue or sell additional shares in a private offering to anyone until such time as the Company has successfully implemented its business plan and it is no longer classified as a blank check company. Furthermore, Newfield Capital Inc., the sole shareholder of the Company, has expressed its intention that it will not sell any of the Company's common stock shares it owns except in connection with or following completion of a merger, acquisition or other transaction of or by the Company meeting the definition of a business combination as defined in this registration statement or otherwise complying with the purposes of the Company as set out in this registration statement.

    In the event of a violation of state laws regarding resale of "blank check" company shares, the Company could be liable for civil and criminal penalties which would be a substantial impairment to the Company.

TRANSFER AGENT

   It is anticipated that the Company will act as its transfer agent for its common stock.


                                   PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

    (A) MARKET PRICE. There is no trading market for the Company's common stock at present and there has been no trading market to date. The Company has only one shareholder. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described here. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

    The Securities and Exchange Commission has adopted a number of rules to regulate "penny stock." Such rules include Rule 3a51-1, and Rule 15g-1 through Rule 15g-9 under the Exchange Act. Because in the event that a public market develops for the Company's securities following a business combination, such securities may classified as a penny stock as defined in Rule 3a51-1 of the Exchange Act, the rules would apply to the Company and to its securities (the term "penny stock" generally refers to low-priced, below $5.00 per share, speculative securities of very small companies. All penny stocks trade in the OTC Bulletin Board or the Pink Sheets, but not on national exchanges, such as the New York Stock Exchanges, or the Nasdaq Stock Market).

    The Securities and Exchange Commission has adopted Rule 15g-9 which established sales practice requirements for penny stocks. For any transaction involving a penny stock, unless exempt, the rules require:

    (i) that a broker or dealer approve a person's account for transactions in penny stocks; and

    (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

    In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

    (i) obtain financial information and investment experience and objectives of the person; and

    (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

    The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

    (i) sets forth the basis on which the broker or dealer made the suitability determination; and

    (ii) sets forth that the broker or dealer has received a signed, written agreement from the investor prior to the transaction. Also, disclosure must be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

     Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

    (B) HOLDERS. There is one holder of the Company's common stock. The issued and outstanding shares of the Company's common stock were issued in accordance with the exemptions from registration provided by Section 4(2) of the Securities Act of 1933, as amended. See "ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES."

    (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

    The Company will be a reporting company pursuant to the Securities and Exchange Act of 1934 upon the effective date of this registration statement on Form 10-SB/12g. As such, the Company will be required to provide an annual report to the security holders of the Company, which will include audited financial statements, and quarterly reports, and which will contain unaudited financial statements. The public may read and copy any materials filed with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.


ITEM 2. LEGAL PROCEEDINGS.

   There is no litigation pending or threatened by or against the Company.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

   The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

   During the past three years, the Company has sold securities which were not registered as follows:

                                            Number
         Date            Name             of Shares       Consideration
---------------  ---------------------  ---------------  ---------------
January 2, 2002  Newfield Capital, Inc.   5,000,000        $500 in cash

    With respect to the sale made to Newfield Capital, Inc., the Company relied upon an exemption from registration provided by Sections 4(2) of the Securities Act of 1933, as amended. Mr. Gary Huang, the sole officer and director of the Company, is the sole shareholder of Newfield Capital, Inc. Mr. Huang is deemed to be the beneficial owner of the 5,000,000 shares of common stock of the Company owned by Newfield Capital, Inc.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's certificate of incorporation and bylaws contain such a provision.

    INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS AND CONTROLLING PERSONS OF THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SUCH ACT AND IS THEREFORE UNENFORCEABLE.




                                 PART F/S

FINANCIAL STATEMENTS.

    Set forth below are the audited financial statements for the Company for the period ended January 31, 2002. The following financial statements are attached to this report and filed as a part thereof.



                                PART III


ITEM 1.  INDEX TO EXHIBITS

  Copies of the following documents are filed with this Registration Statement on Form 10-SB/A as exhibits.

  Exhibit Number                     Description
 --------------    ----------------------------------------------------
     3.1*          Certificate of Incorporation of Wayne Acquisition
                   Corporation

     3.2*          Bylaws of Wayne Acquisition Corporation

     10.1*         Agreement between the Company and Newfield Capital, Inc.
                   executed on February 2, 2002.

     10.2*	       Shareholder Agreement executed on February 15, 2002.

     23.1*         Consent of Independent Certified Public Accountants


     * Previously filed on Form 10-SB, Amendment No. 1 dated May 17, 2002.





                             SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                              WAYNE ACQUISITION CORP.




                                /s/ Gary G. Huang
                            By: ---------------------------
                                Gary G. Huang, President, Secretary,
                                and Director

Date: June 15, 2002

                           WAYNE ACQUISITION CORP.
                     (A Development Stage Enterprise)
                        Audited Financial Statements
       As of January 31, 2002 and for the Period from January 2, 2002
                     (Inception) to January 31, 2002



                            TABLE OF CONTENTS




                                                                   Page No.
                                                                   -------
Independent Auditor's Report.......................................    37

Balance Sheet as of January 31, 2002...............................    38

Statement of Operations for the Period
  from January 2, 2002 (from Inception) to January 31, 2002........    39

Statement of Changes in Stockholder's Equity for the Period
  from January 2, 2002 (from Inception) to January 31, 2002........    40

Statement of Cash Flows for the Period
  from January 2, 2002 (from Inception) to January 31, 2002........    41

Notes to Financial Statements for the Period
  from January 2, 2002 (from Inception) to January 31, 2002........    42-45

                       INDEPENDENT AUDITORS' REPORT



To the Board of Directors of:
Wayne Acquisition Corp.
(A Development Stage Company)

    We have audited the accompanying balance sheet of Wayne Acquisition Corp. (a development stage company) as of January 31,2002 and the related statements of operations, changes in stockholder's equity and cash flows for the period from January 2, 2002 (inception) to January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Wayne Acquisition Corp.
(a development stage company) as of January 31, 2002, and the results of its operations and its cash flows for the periods from January 2, 2000 (inception) to January 31, 2002 in conformity with accounting principles generally accepted in the United States.


/s/ Lim & Co.
---------------------
Lim & Co.
Certified Public Accountants


Edison, New Jersey
May 6, 2002

                            WAYNE ACQUISITION CORP.
                         (A DEVELOPMENT STAGE COMPANY)

                                BALANCE SHEET
                            AS OF JANUARY 31, 2002

                                  ASSETS
CURRENT ASSETS:
    Cash .....................................................   $  497
                                                                 -------
TOTAL ASSETS..................................................   $  497
                                                                 =======


                    LIABILITIES AND STOCKHOLDER'S EQUITY


LIABILITIES: .................................................    $  -
                                                                 -------
STOCKHOLDER'S EQUITY:

  Preferred Stock, $.0001 par value, 20,000,000
   shares authorized, none issued and outstanding.............       -

  Common Stock, $.0001 par value, 80,000,000
    shares authorized, 5,000,000 issued
    and outstanding...........................................      500

  Additional paid-in capital..................................      274
  Deficit accumulated during development stage................     (277)
                                                                  ------
    Total Stockholder's Equity................................      497
                                                                  ------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY....................    $ 497
                                                                  =======




     The accompanying notes are an integral part of these financial statements.



                          WAYNE ACQUISITION CORP.
                       (A DEVELOPMENT STAGE COMPANY)

                           STATEMENT OF OPERATIONS
               For the Period of January 2, 2002 (Inception)
                           to January 31, 2002

Sales .........................................................   $   --
                                                                  -------
Expenses
  General and administrative expenses..........................        3
  Organization expense.........................................      274
                                                                   ------
   Total expenses..............................................      277
                                                                   ------
Loss before taxes..............................................     (277)
                                                                   ------
Provision for income taxes.....................................       --

Net loss.......................................................    $(277)
                                                                   ======


Basic loss per common share....................................    $(.00)
                                                                   ======
Diluted loss per common share..................................    $(.00)
                                                                   ======
Basic and diluted weighted average number
 of common shares outstanding..................................    5,000,000
                                                                   =========



      The accompanying notes are an integral part of these financial statements.





                           WAYNE ACQUISITION CORP.
                        (A DEVELOPMENT STAGE COMPANY)

                STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                    For the Period From January 2, 2002
                    (Inception) to January 31, 2002



                                                                      Deficit
                           Common Stock          Additional       Accumulated During
                        Shares      Amount     Paid-in Capital    Developmrnt Stage     Total
                     ------------------------  -----------------  -------------------  ------
Inception
January 2, 2002           --          --               --                --             --

Issuance of
 common stock           5,000,000    $500           $  --             $  --             $ 500

Fair value of
 expenses contributed     --          --               274               --               274

Net loss for the periods
ended at January 31, 2002 --          --               --               (277)            (277)

Balance at
 January 31, 2002      5,000,000      $500            $274            $ (277)            $ 497
                       =========     ======           ======          =======            ======






            The accompanying notes are an integral part of these financial statements.






                              WAYNE ACQUISITION CORP.
                           (A DEVELOPMENT STAGE COMPANY)

                              STATEMENT OF CASH FLOWS
         For the Period of January 2, 2002 (Inception) to January 31, 2002


CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.........................................................  $   (277)
                                                                   ---------
Adjustment to reconcile net loss
 to net cash used by operating activities:
   Contributed expenses..........................................       274
                                                                   ---------
Net cash used in operating activities............................       (3)
                                                                   ---------

CASH FLOWS FROM INVESTING ACTIVITIES.............................        --
                                                                   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of common stock...........................       500
                                                                    --------
Net cash provided by financing activities........................       500
                                                                    --------

INCREASE IN CASH AND CASH EQUIVALENTS............................       500
                                                                     --------
CASH AND CASH EQUIVALENTS
  - at Beginning of Period.......................................        --
                                                                     --------
CASH AND CASH EQUIVALENTS
  - at End of Period.............................................     $ 497
                                                                     ========


       The accompanying notes are an integral part of these financial statements.





                          WAYNE ACQUISITION CORP.
                       (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO FINANCIAL STATEMENTS
                           AS OF JANUARY 31, 200



NOTE  1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 A.  Organization and Business Operations

     Wayne Acquisition Corp. (a development stage company) "the Company") was incorporated in Delaware on January 2, 2002 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At January 31, 2002, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and preparation of the filing of a registration statement with the Securities and Exchange Commission on Form 10-SB.

     The year-end of the Company is December 31st for both book and tax purposes.

     The Company's ability to commence operations is contingent upon its ability to identify a prospective target business.

 B.  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

 C.  Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 D.  Income Taxes

     The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ended January 31, 2002.

 E.  Basic and diluted net loss per share

     Net loss per share is calculated in accordance with Statement of Financial Accounting Standards 128, Earnings Per Share ("SFAS 128"). Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares, stock options and warrants were converted or exercised. Dilution is computed by applying the treasury stock method. At January 31, 2002 there were no dilutive convertible shares, stock options or warrants.

 F.  Recent issued accounting standards

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". SFAS
     No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. For all business combinations for which the date of acquisition is after June 30, 2001, SFAS No. 141 also establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain, rather than deferred and amortized. SFAS No. 142 changes the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS No. 142 are:(1) goodwill and intangible assets with indefinite lives will no longer be amortized; (2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and (3) the amortization period for intangible assets with finite lives will no longer be limited to forty years. At this time, the Company does not believe that the adoption of either of these statements will have a material effect on its financial position, results of operations, or cash flows.

     In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset
     Retirement Obligations". SFAS No. 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS No. 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial position, results of operations, or cash flows.

     In August 2001, the FASB also approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 replaces SFAS No. 121. The new accounting model for long-lived assets to be disposed of
     by sale applies to all long-lived assets, including   discontinued
     operations, and replaces the provisions of Accounting Principles Board
     (APB) Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business", for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. At this time, the Company does not believe that the adoption of SFAS No. 144 will have a material effect on its financial position, results of operations, or cash flows.

NOTE  2 - STOCKHOLDER'S EQUITY

 A.  Preferred Stock

     The Company is authorized to issue 20,000,000 shares of preferred stock at $.0001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

 B.  Common Stock

     The Company is authorized to issue 80,000,000 shares of common stock at $.0001 par value. At inception, January 2, 2002, the Company issued 5,000,000 shares of its common stock to Newfield Capital, Inc. ("Newfield") pursuant to Section 4(2) of the Securities Act of 1933 for an aggregate consideration of $500 in cash.

 C.  Additional Paid-In Capital

     Additional paid-in capital at January 31, 2002 represents the fair value of the amount of organization and professional costs incurred by Newfield Capital, Inc. on behalf of the Company. (See Note 3)

NOTE 3 - RELATED PARTY TRANSACTIONS

     On January 2, 2002, the Company issued a total of 5,000,000 shares of common stock to Newfield Capital, Inc. in exchange for $500 in cash. See
     NOTE 2. "STOCKHOLDERS' EQUITY - Common Stock." Mr. Gary G. Huang, the sole officer and director of the Company, is the sole shareholder of Newfield Capital. Mr. Huang is deemed to be the beneficial ownership of the 5,000,000 shares of Common Stock of the Company owned by Newfield Capital. With respect to the sales made to Newfield Capital, Inc., the Company relied upon an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

     The Company currently uses the offices of Newfield Capital, Inc., the sole shareholder of the Company, as its principal place of business at no cost to the Company.

     On January 2, 2002, the Company signed an agreement with Newfield, the sole shareholder of the Company. The Agreement calls for Newfield to provide the following services, without reimbursement from the Company, until the Company enters into a business combination as described in
     Note 1A:

     1. Preparation and filing of required documents with the Securities and Exchange Commission.

     2.  Location and review of potential target companies.

     3. Payment of all corporate, organizational, and other costs incurred by the Company.

NOTE 4 - GOING CONCERN CONSIDERATION

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplates the continuation of the Company as a going concern. However, the Company is in the development stage, and has no current sources of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

     The management's plans include the acquisition of a suitable business venture to provide the opportunity for the Company to continue as a going concern. However, there can be no assurance that management will be successful in this endeavor.











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